PRESS RELEASE

To:  City Editors
Embargoed Until 7:30 a.m. 3rd March, 1997              3rd March, 1997
(Not for Distribution to or into the United
States of America, Canada, Australia or Japan)

                               HALLIBURTON COMPANY
                           RECOMMENDED CASH OFFER FOR
                          OGC INTERNATIONAL PLC ("OGC")

                      OFFER UNCONDITIONAL AS TO ACCEPTANCES

Halliburton Holdings Limited ("Halliburton"), a wholly-owned subsidiary of Halliburton Company, announces that its recommended cash offer to acquire the whole of the existing issued share capital of OGC (the "Offer") is unconditional as to acceptances and will remain open until further notice.

By 3:00 p.m. on Friday, 28th February, 1997 valid acceptances of the Offer had been received in respect of 56,744,730 OGC shares (representing approximately
93.3 percent of the existing issued share capital of OGC).

Prior to the announcement of the Offer, Halliburton had received irrevocable undertakings to accept the Offer in respect of 24,574,760 OGC shares (representing approximately 40.4 percent of the existing issued share capital of OGC). All of these shares have been validly assented to the Offer.

Prior to the Offer period commencing on 23rd December, 1996 neither Halliburton Company nor Halliburton nor any persons acting in concert with them owned any OGC shares or rights over OGC shares nor have they acquired or agreed to acquire (other than pursuant to the Offer) any OGC shares or rights over OGC shares during the Offer period.

Press enquiries:

Halliburton Company            Guy Marcus                    001 214 978 2691

Baring Brothers
International Limited          Nicholas Backhouse            0171 767 1000

Persons receiving this press announcement should note that, in connection with the Offer described above, Baring Brothers International Limited is acting for Halliburton Company and Halliburton Holdings and no-one else and will not be responsible to anyone other than Halliburton Company and Halliburton Holdings for providing the protections afforded to its customers or for providing advice in relation to the Offer. Baring Brothers International Limited is regulated by The Securities and Futures Authority Limited.

                               Page 5 of 5 Pages
                       The Exhibit Index Appears on Page 4